Exhibit 99.3

EZCHIP SEMICONDUCTOR LTD.

PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 12, 2015

The undersigned shareholder of EZchip Semiconductor Ltd. (the "Company") hereby appoints ELI FRUCHTER and DROR ISRAEL, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of the Company that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 1 Hatamar Street, Yokneam 2069206, Israel, on Thursday, November 12, 2015, at 5:00 P.M. (Israel time), and at any adjournment thereof.

This proxy when proper ly executed will be voted in the manner directed herein by undersigned shareholder.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

EZCHIP SEMICONDUCTOR LTD.

November 12, 2015

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxymaterial, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at http://www.ezchip.com/ir-shareholder-mtg.htm

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE MERGER PROPOSAL AND “FOR” PROPOSALS 2 THROUGH 5 AND 7, AND "AGAINST" PROPOSAL 6.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	(a) The approval of (i) the Agreement of Merger dated as of September 30, 2015 (the “Merger Agreement”) by and among the Company, Mellanox Technologies, Ltd., an Israeli company (“Parent”), and Mondial Europe Sub Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”); (ii) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent (the “Merger”); (iii) the payment of consideration of US$25.50 in cash, without interest and subject to applicable withholding taxes, for each ordinary share, par value NIS 0.02 per share, of the Company (the “Ordinary Shares”) held by the Company’s shareholders as of immediately prior to the effective time of the Merger; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as detailed in the Company’s proxy statement for the Meeting; and (b) the determination that the foregoing is in the best interest of the Company (collectively, the “Merger Proposal”).	FOR ☐	AGAINST ☐	ABSTAIN ☐	2.	The reelection of following five Company directors until the next annual meeting or their prior termination or resignation:
							FOR	AGAINST	ABSTAIN
						a. Benny Hanigal	☐	☐	☐
						b. Eli Fruchter	☐	☐	☐
						c. Prof. Ran Giladi	☐	☐	☐
						d. Joel Maryles	☐	☐	☐
						e. Karen Sarid	☐	☐	☐

					3.	The reelection of Shai Saul, an outside director of the Company, for an additional three year term or his prior termination or resignation.	☐	☐	☐

					4.	The approval of a cash bonus to Joel Maryles, a director of the Company.	☐	☐	☐
See Directions (Proposals 1, 3 and 4)			YES	NO
5.
The ratification and approval of the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2015.

							☐	☐	☐
The undersigned in not a shareholder referenced in Section 320(c) of the Companies Law.			☐	☐

The undersigned is not a controlling shareholder and does not have a personal interest in Proposal 3.			☐	☐	6.	The proposal of Raging Capital Master Fund, Ltd. (“Raging Capital”) to elect the following two candidates as Company directors until the next annual meeting or their prior termination or resignation:
							FOR	AGAINST	ABSTAIN
The undersigned is not a controlling shareholder and does not have a personal interest in Proposal 4.			☐	☐
						a. Paul K. Williams	☐	☐	☐

						b. Kenneth H. Traub	☐	☐	☐

					7.	The proposal of Raging Capital to approve a plurality voting standard for the election of non-Outside Directors at the Annual General Meeting (provided each such candidate received the requisite affirmative vote in accordance with the Company’s Articles of Association).	☐	☐	☐

By filling out and returning this proxy card, the undersigned confirms that he, she or it is not (A) a controlling shareholder of the Company and has no personal interest (in each case as defined in the Companies Law) with respect to Proposals 3 and 4, and (B) is not a shareholder referenced in Section 320(c) of the Companies Law, in each case as described in the Proxy Statement. If you are a controlling shareholder or have a personal interest or believe that you possess a personal or are a shareholder referenced in Section 320(c) of the Companies Law, and wish to vote “For” or “Against” proposals 1, 3 or 4, you should indicate that below and you should not submit this proxy card but should instead follow the “Directions” below.

Directions (Proposals 1, 3 and 4)
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐		If you, or a related party of yours, are a controlling shareholder or have a personal interest in the approval of Proposals 3 or 4, or are a shareholder referenced in Section 320(c) of the Companies Law (as described in the Proxy Statement, you should indicate that below and you should not submit this proxy card but should instead contact MacKenzie Partners, Inc., the Company’s proxy solicitation firm, toll-free at (800) 322-2885 (banks and brokers call collect at (212) 929-5500), who will advise you as to how to submit your vote.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.